NEWS RELEASE

EMX Provides Update on the Sale of its Nordic Business Unit to First Nordic

Vancouver, British Columbia, September 9, 2025 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to provide an update with respect to the previously announced sale of its Nordic operational platform (the "Transaction") to First Nordic Metals Corporation (TSX Venture: FNM; "FNM"), a current partner and operator on multiple EMX royalty properties in Sweden and Finland (see the Company's News Release dated June 2, 2025). This strategic divestment includes EMX's regional infrastructure, exploration equipment, and employees across the Nordic countries.

The Transaction is a non-arm's length transaction pursuant to the policies of the TSX Venture Exchange ("TSXV") as a result of the parties having a director in common and is therefore subject to acceptance of the TSXV. The Transaction has been conditionally accepted by the TSXV and the Company is proceeding with the satisfaction of the conditions required for the final acceptance of the Transaction which are standard for a transaction of this nature. Additionally, completion of the Transaction remains subject to clearance pursuant to the Swedish Foreign Direct Investment Act, which process is expected to be completed prior to the end of October 2025.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

For further information, contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Stefan Wenger Chief Financial Officer Phone: (303) 973-8585 SWenger@EMXroyalty.com	Isabel Belger Investor Relations Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture
Exchange) accepts responsibility for the adequacy or accuracy of this release

Forward-Looking Statements

This news release may contain "forward-looking statements" and "forward-looking information" (together "forward-looking statements") that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding receipt of final TSXV acceptance for the Transaction, timing and clearance of the Transaction pursuant to the Swedish Foreign Direct Investment Act, timing for completion of the Transaction or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include but are not limited to difficulties in obtaining required approvals for the Transaction, increased regulatory compliance costs and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2025 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2024, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR+ at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov. EMX does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1